--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 3)

                               ----------------

                             Comptek Research, Inc.
                           (Name of Subject Company)

                             Comptek Research, Inc.
                      (Name of Person(s) Filing Statement)

                     Common Stock, Par Value $.02 Per Share
                         (Title of Class of Securities)

                                   204682108
                     (CUSIP Number of Class of Securities)

                               ----------------

                           Christopher A. Head, Esq.
            Executive Vice President, General Counsel and Secretary
                             Comptek Research, Inc.
                               2732 Transit Road
                          Buffalo, New York 14224-2523
                                 (716) 677-4070
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
          Communications on Behalf of the Person(s) Filing Statement)

                                with copies to:

          James R. Tanenbaum, Esq.       Richard S. Forman, Esq.
        Stroock & Stroock & Lavan LLP Stroock & Stroock & Lavan LLP
               180 Maiden Lane            2029 Century Park East
          New York, New York 10038    Los Angeles, California 90067
               (212) 806-5400                 (310) 556-5800

  [_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

   This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"), initially filed with the Securities and Exchange Commission (the "SEC") on July 6, 2000, by Comptek Research, Inc., a New York corporation ("Comptek"), as amended by Amendments No. 1 and 2 thereto filed with the SEC on July 11, 2000 and August 16, 2000, respectively, relating to the offer by Northrop Grumman Corp., a Delaware corporation ("Northrop"), through its wholly owned subsidiary, Yavapai Acquisition Corporation, a Delaware corporation ("Acquisition Sub"). Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule 14D-9.


Item 4. The Solicitation/Recommendation.

   Item 4 of the Schedule 14D-9 is hereby amended to read as follows:

   (a) Recommendation Of Comptek Board.

   At a meeting held on June 12, 2000, the Comptek Board approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of Comptek's shareholders.

   The Comptek Board recommends that Comptek's shareholders accept the Offer and tender their Shares pursuant to the Offer.

   A letter to Comptek's shareholders communicating the Comptek Board's recommendation and a press release announcing the execution of the Merger Agreement are filed herewith as Exhibits (a)(3) and (a)(4), respectively, and are incorporated herein by reference.

   (b) Background; Reasons For The Comptek Board's Recommendation; Opinion Of Comptek's Financial Advisor.

Background

   Beginning in November, 1999, senior management of Comptek began to explore and analyze Comptek's strategic alternatives in order to maximize shareholder value. Among other things, Comptek's senior management explored and analyzed the following: (i) remaining as a stand-alone company and operating in accordance with Comptek's current business model, including strategic small acquisitions, (ii) pursuing a merger with a similar size company, and (iii) pursuing a possible sale of Comptek.

   Comptek subsequently engaged CIBC World Markets Corp. ("CIBC World Markets") as its financial advisor to assist senior management in its review of strategic alternatives and in any significant corporate transaction or series of transactions that may be undertaken by Comptek. After an evaluation of, and discussions with Comptek's management and CIBC World Markets regarding, possible strategic alternatives, the Comptek Board determined that (i) in light of the historical trading prices for Comptek Common Stock, remaining as a stand-alone company was less likely to result in as great an increase in shareholder value as pursuing a possible sale of Comptek to a substantially larger defense industry company, and (ii) in light of the feedback from recent preliminary contacts with a number of similar size companies operating in similar markets and the historical trading prices for Comptek Common Stock and for similar size companies operating in similar markets, pursuing a merger with a similar size company also was less likely to result in as great an increase in shareholder value as pursuing a possible sale of Comptek to a substantially larger defense industry company. As a result, the Comptek Board determined that the best course of action to maximize shareholder value was to explore a sale of Comptek.

   Comptek's management, with the assistance of CIBC World Markets, then identified a number of third parties in the defense electronics and federal information technology services industries, and certain financial buyers, who might have an interest in engaging in a business combination transaction with Comptek.

   Commencing in late February 2000, 37 parties were contacted in an effort to ascertain on a preliminary basis their level of interest in engaging in a business combination transaction with Comptek. Of the parties contacted, approximately 20 parties, including Northrop, executed confidentiality agreements and received limited non-public information concerning Comptek. Prospective bidders were requested to submit preliminary indications of interests in a possible transaction with Comptek by March 1, 2000.

   In early March 2000, Comptek received preliminary indications of interest from five parties, including a preliminary indication of interest from Northrop of between $16.00 to $18.00 per Share. On March 20, 2000, the Board of Directors of Comptek reviewed these five preliminary indications of interest and instructed Comptek's financial advisor to further discuss the levels of interest received. Depending on the outcome of those discussions, the Board of Directors instructed Comptek's financial advisor to invite Northrop and other prospective buyers with an opportunity to conduct limited due diligence on Comptek at a data room established at the offices of Stroock & Stroock & Lavan LLP, Comptek's legal counsel ("Stroock"). During these meetings, representatives of Northrop and other potential buyers were to be provided with an overview of Comptek's businesses and operations and were to be provided with certain additional non-public financial information of Comptek, including detailed financial forecasts.

   From April 13 through April 14, 2000, Northrop's due diligence team reviewed public documents, financial and technical information, financial forecasts as well as other financial and operational information in the data room. Northrop's due diligence team also met with and asked questions of Comptek's management as part of its review of Comptek. On April 14, 2000, Comptek provided to Northrop the proposed form of merger agreement prepared by Stroock.

   Upon completion of this phase of due diligence, prospective bidders, including Northrop, were requested to submit revised proposals and comments to the proposed form of merger agreement. On April 27, 2000, Northrop submitted a written proposal which was subject to certain conditions, including the satisfactory completion of confirmatory due diligence, and which valued Comptek at $20.00 per Share. The Comptek Board, taking into account a number of factors, including the proposed amount and form of the consideration offered and the likelihood of completion of a transaction, authorized Comptek's management and legal and financial advisors to pursue negotiations of a merger agreement with Northrop. Although not binding, Northrop's April 27, 2000 written proposal served as the basis for the parties' negotiations towards a definitive agreement. During the ensuing period of negotiations between Comptek and Northrop, discussions continued with other prospective bidders until such time as Comptek determined that it was highly likely that an agreement with Northrop could be reached.

   During the week of May 22, 2000, Northrop conducted its confirmatory due diligence.

   On June 2, 2000, Northrop submitted a revised written proposal which was no longer subject to completion of due diligence, but was subject to the negotiation and execution of a definitive agreement. This revised proposal contemplated an all stock transaction at a fixed exchange ratio of 0.265 of a share of Northrop Common Stock for each outstanding Share.

   On June 4, 2000, Mr. Sciuto held a meeting with other senior members of management of Comptek, and a telephonic meeting with Comptek's legal and financial advisors, to update them on his discussions with Northrop.

   After discussions between Comptek and Northrop, Northrop amended its June 2, 2000 conditional offer by a letter dated June 7, 2000 that established a range of exchange ratios depending on the average closing price per share of Northrop Common Stock for the 20 trading days immediately preceding the consummation of the transaction to preserve the indicated value of the transaction to both Northrop and the Comptek shareholders.

   Discussions among the parties and their respective legal and financial advisors immediately ensued, and by a second letter dated June 7, 2000, Northrop revised the final exchange ratios and provided the estimated value of a share of Comptek Common Stock.

   Between June 8, 2000 and June 11, 2000, there were a series of telephonic negotiations between Albert Myers, Corporate Vice President and Treasurer of Northrop, and John Sciuto, Chairman, President and Chief Executive Officer of Comptek, regarding various valuation refinements. Negotiations also were conducted in New York City on June 10 and 11 among the parties' legal and financial advisors regarding the details, terms and conditions of a final merger agreement.

   During the period from June 4, 2000 to June 11, 2000, Mr. Sciuto had numerous telephone conversations with each member of the Comptek Board to keep them informed of the substance of the negotiations with Northrop.

   The Comptek Board held a special meeting on June 12, 2000, to discuss the proposed transaction with Northrop and the terms of the Merger Agreement. Mr. Sciuto updated the Comptek Board on the negotiations with Northrop. Mr. Sciuto reviewed the strategic business rationale for the transaction. Representatives of Stroock summarized the terms and conditions of the Merger Agreement, the Tender Agreement and related legal documents, and discussed the directors' fiduciary duties under New York law. In addition, CIBC World Markets reviewed with the Comptek Board its financial analysis of the Exchange Ratio (which is summarized under "--Opinion of Comptek's Financial Advisor" below) and rendered to the Comptek Board an oral opinion, which opinion was subsequently confirmed by delivery of a written opinion dated June 12, 2000, to the effect that, as of that date and subject to the matters described therein, the Exchange Ratio was fair, from a financial point of view, to the holders of Shares (other than Northrop and its affiliates).

   After discussion and consideration of the factors and reasons described below under "--Reasons for the Comptek Board's Recommendation," the Comptek Board determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of, Comptek's shareholders, approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommended that Comptek's shareholders accept the Offer and tender their shares of Comptek Common Stock pursuant to the Offer.

   Following the meeting of the Comptek Board, as of June 12, 2000, Comptek, Northrop and Acquisition Sub executed the Merger Agreement. On June 12, 2000, each of Comptek and Northrop issued a press release announcing that the parties had executed the Merger Agreement. On June 15, 2000 certain shareholders of Comptek, including certain directors and certain members of senior management, executed the Tender Agreement.

Reasons For The Comptek Board's Recommendation

   In approving the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby and recommending that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer, the Comptek Board, after discussions with Comptek's senior management and legal and financial advisors, considered a number of factors, some of which were deemed to favor the Offer and the Merger and some of which were not. Those which were deemed to favor the Offer and the Merger included:

   1. the Comptek Board's belief that the financial condition, results of operations, cash flows, earnings, assets and prospects of Comptek if it remains an independent company would not be as likely to result in as great an increase in shareholder value as would a sale of the Company;

   2. the belief of Comptek's management that the shares of Comptek Common Stock have historically been undervalued due to Comptek's size and industry focus;

   3. the potential strategic alternatives available to Comptek and the viability and risks associated with each alternative, including the prospects for Comptek on a stand-alone basis and the risks associated with achieving and executing upon Comptek's business plan, both short-term and long-term;

   4. the belief of Comptek's management that, based on its review of Comptek's strategic alternatives and on the feedback from recent preliminary contacts with a number of third parties in the defense electronics and federal information technology services industries to ascertain their level of interest in engaging in a business combination transaction with Comptek, it is unlikely that any party would propose an alternative transaction that would be more favorable to Comptek and its shareholders than the Offer and the Merger;

   5. the Comptek Board's expectation that the addition of Comptek's operations to Northrop would likely increase the overall value and profitability of Northrop, tending to produce greater shareholder value for Comptek's shareholders;

   6. the opportunity of the combined company to reduce costs through economies of scale that would not have been readily achievable by Comptek independently, and the elimination of redundant operations and duplicate administrative functions;

   7. the opportunity of the combined company to further enhance research and development efforts, including potentially more rapid development of products as a result of shared knowledge between electronics development teams;

   8. the belief of Comptek's management that the strengths of Northrop's businesses not only outweighed any weaknesses but that the key attributes of the combined company, in terms of, among other things, products, sales, customers, management and competitive position, would help to strengthen Northrop's businesses even further;

   9. the fact that the defense and federal information technology services electronics industries are extremely competitive and are characterized by rapid change and uncertainty due to new and emerging technologies;

   10. the increasing competition in Comptek's markets from both existing and potential competitors, some of which have greater assets and resources than Comptek, which has occurred as a result of, among other reasons, the consolidation taking place in the defense sector in general and in the defense electronics and federal information technology segments in particular;

   11. the potential beneficial effect of the public announcement of the Offer and the Merger on Comptek's ability to attract and retain key management, sales, marketing and technical personnel;

   12. the fact that the recent stock price performance of the shares of Comptek Common Stock was below the $20.75 value of the shares of Northrop Common Stock to be received in the Offer and the Merger and that the historical stock price performance of the shares of Comptek Common Stock was well below that value; and the fact that the recent and historical stock price performance of the shares of Northrop Common Stock indicated that Northrop Common Stock, which had traded well above its recent lows, was also trading well below its historical highs, indicating an opportunity for further increases in shareholder value;

   13. the fact that the market value of the shares of Northrop Common Stock, based on the Exchange Ratio and the closing price of such shares on the NYSE on June 9, 2000, to be exchanged for each Share pursuant to the Offer and the Merger represents a premium of approximately 20.7% over the closing price of the Shares on the American Stock Exchange on June 9, 2000;

   14. the financial and other terms of the Offer, the Merger and the Merger Agreement, including the benefits of the transaction being structured as a first-step exchange offer and second-step merger, which may provide Comptek's shareholders with an opportunity to receive shares of Northrop Common Stock on an accelerated basis;

   15. the fact that the provisions of the Merger Agreement are designed to provide that the value of the shares of Northrop Common Stock to be received in the Offer could exceed $20.75 per Share if the Final Average Closing Price exceeds $84.00.

   16. the fact that the Offer and the Merger will present the opportunity for the holders of shares of Comptek Common Stock to participate in a significantly larger and more diversified company and, as shareholders of the combined company, to have greater liquidity in their shares and to benefit from any future growth of the combined company;

   17. the financial presentation of CIBC World Markets including its opinion dated June 12, 2000 to the Comptek Board, as to the fairness, from a financial point of view, and as of the date of the opinion, of the Exchange Ratio to the holders of Comptek Common Stock, other than Northrop and its affiliates, as described below under the caption "--Opinion of Comptek's Financial Advisor";

   18. the Comptek Board's belief that, taken as a whole, terms and conditions of the Merger Agreement and the conditions of the Offer were generally favorable for the reasons described in factors 14, 15 and 19 through 21 herein;

   19. the likelihood that the Offer and the Merger would be consummated, including the limited nature of the conditions to the Offer and the experience, reputation and financial condition of Northrop;

   20. the consents and approvals required to consummate the Offer and the Merger, including regulatory clearance under the HSR Act and foreign antitrust laws, and the favorable prospects for receiving such consents and approvals; and

   21. the fact that the Offer and the Merger are structured in a manner so that in certain circumstances (the existence of which will not be known prior to the consummation of the Offer and the Merger), they should qualify as a reorganization for federal income tax purposes, in which case Comptek's shareholders would generally not recognize gain or loss for fractional shares of Northrop Common Stock.

   Those factors which were deemed to not favor the Offer and the Merger included:

   1. the potential detrimental effect of the public announcement of the Offer and the Merger on Comptek's ability to attract and retain key management, sales, marketing and technical personnel due to the uncertainties involved in combining the operations of the two companies; and

   2. the fact that although the Merger Agreement prohibits Comptek from soliciting proposals concerning an acquisition of Comptek, the Comptek Board, in the exercise of its fiduciary duties, would be able to provide information to, and engage in negotiations with, a third party that makes an unsolicited superior acquisition proposal, and that the Comptek Board would be able to terminate the Merger Agreement and accept a superior acquisition proposal if it determines that its fiduciary duties so require, upon payment to Northrop of a termination fee of $4 million.

   The foregoing discussion of the information and factors considered by the Comptek Board is not intended to be exhaustive but is believed to include all material factors considered by the Comptek Board. In view of the wide variety of factors, both positive and negative, considered by the Comptek Board, the Comptek Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors considered. The Comptek Board also did not determine that any factor was of particular importance. Rather, the Comptek Board viewed its position and recommendations as being based on the totality of the information presented to and considered by the Comptek Board. In addition, individual members of the Comptek Board may have given different weights to different factors.

Opinion Of Comptek's Financial Advisor

   Comptek has engaged CIBC World Markets to act as its exclusive financial advisor in connection with the Offer and the Merger. In connection with this engagement, Comptek requested that CIBC World Markets evaluate the fairness, from a financial point of view, to the holders of Comptek Common Stock of the Exchange Ratio provided for in the Offer and the Merger. On June 12, 2000, at a meeting of the Comptek Board held to evaluate the Offer and the Merger, CIBC World Markets rendered an oral opinion, which opinion was confirmed by delivery of a written opinion dated June 12, 2000, to the effect that, as of that date and based on and subject to the matters described in its opinion, the Exchange Ratio was fair, from a financial point of view, to the holders of Comptek Common Stock, other than Northrop and its affiliates.

   The full text of CIBC World Markets' written opinion dated June 12, 2000, which describes the assumptions made, matters considered and limitations on the review undertaken, is attached to the back of this

Schedule 14D-9 as Schedule III. CIBC World Markets' opinion is addressed to the Comptek Board and relates only to the fairness of the Exchange Ratio from a financial point of view to the holders of Comptek Common Stock, other than Northrop and its affiliates. The opinion does not address any other aspect of the Offer, the Merger or any related transaction, and does not constitute a recommendation to any shareholder as to whether such shareholder should exchange shares in the Offer or as to any other matter relating to the Offer or the Merger. The summary of CIBC World Markets' opinion described below is qualified in its entirety by reference to the full text of its opinion. Holders of Comptek Common Stock are urged to read the opinion carefully in its entirely.

   In arriving at its opinion, CIBC World Markets:

  . reviewed the Merger Agreement;

  . reviewed audited financial statements of Comptek for the fiscal years ended March 31, 1998, March 31, 1999 and March 31, 2000 and audited financial statements of Northrop for the fiscal years ended December 31, 1997, December 31, 1998 and December 31, 1999;

  . reviewed unaudited financial statements of Northrop for the fiscal quarter ended March 31, 2000;

  . reviewed financial projections of Comptek prepared by Comptek's management and publicly available financial projections relating to Northrop;

  . reviewed historical market prices and trading volumes for Comptek Common
    Stock and Northrop Common Stock;

  . held discussions with Comptek's senior management with respect to Comptek's business and prospects for future growth;

  . reviewed and analyzed publicly available financial data for companies that CIBC World Markets deemed comparable to Comptek and Northrop;

  . reviewed and analyzed publicly available information for transactions that CIBC World Markets deemed comparable to the Offer and the Merger;

  . performed a discounted cash flow analysis of Comptek using assumptions of future performance provided to CIBC World Markets by Comptek's management and a discounted cash flow analysis of Northrop using publicly available financial data;

  . reviewed public information concerning Comptek and Northrop;

  . at Comptek's request, approached and held discussions with third parties to solicit indications of interest in the possible acquisition of Comptek; and

  . performed other analyses and reviewed other information as CIBC World
    Markets deemed appropriate.

   In rendering its opinion, CIBC World Markets relied on and assumed, without independent verification or investigation, the accuracy and completeness of all of the financial and other information that Comptek and its employees, representatives and affiliates provided to CIBC World Markets. With respect to forecasts of Comptek's future financial condition and operating results provided to CIBC World Markets, CIBC World Markets assumed, at the direction of Comptek's management, without independent verification or investigation, that the forecasts were reasonably prepared on bases reflecting the best available information, estimates and judgments of Comptek's management. With respect to forecasts of Northrop's future financial condition and operating results, CIBC World Markets reviewed and discussed with representatives of Northrop publicly available forecasts relating to Northrop, and assumed, with Comptek's consent, that the forecasts represented reasonable estimates and judgments as to the future financial condition and operating results of Northrop. CIBC World Markets also assumed, with Comptek's consent, that the Offer and the Merger would be treated as a tax-free reorganization for federal income tax purposes.

   CIBC World Markets did not make or obtain any independent evaluations or appraisals of the assets or liabilities of Comptek, Northrop or affiliated entities. CIBC World Markets expressed no opinion as to Comptek's and Northrop's underlying valuation, future performance or long-term viability, or the price at which Northrop Common Stock would trade upon or after announcement or consummation of the Offer or the Merger. CIBC World Markets' opinion was necessarily based on the information available to CIBC World Markets and general economic, financial and stock market conditions and circumstances as they existed and could be evaluated by CIBC World Markets as of the date of its opinion. Although subsequent developments may affect its opinion, CIBC World Markets does not have any obligation to update, revise or reaffirm its opinion. Comptek imposed no other instructions or limitations on CIBC World Markets with respect to the investigations made or the procedures followed by it in rendering its opinion.

   This summary is not a complete description of CIBC World Markets' opinion to the Comptek Board or the financial analyses performed and factors considered by CIBC World Markets in connection with its opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to summary description. CIBC World Markets believes that its analyses and this summary must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying CIBC World Markets' analyses and opinion.

   In performing its analyses, CIBC World Markets considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond Comptek's and Northrop's control. No company, transaction or business used in the analyses as a comparison is identical to Comptek, Northrop or the Offer and the Merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed.

   The estimates contained in CIBC World Markets' analysis and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by its analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, CIBC World Markets' analyses and estimates are inherently subject to substantial uncertainty.

   The type and amount of consideration payable in the Offer and the Merger was determined through negotiation between Comptek and Northrop and the decision to enter into the Offer and the Merger was solely that of the Comptek Board. CIBC World Markets' opinion and financial analyses were only two of many factors considered by the Comptek Board in its evaluation of the Offer and the Merger and should not be viewed as determinative of the views of the Comptek Board or management with respect to the Exchange Ratio or the Offer or the Merger.

   The following is a summary of the material financial analyses underlying CIBC World Markets' opinion, dated June 12, 2000, to the Comptek Board in connection with the Offer and the Merger. Unless otherwise noted, calculations utilizing closing prices of Comptek Common Stock and Northrop Common Stock were based on closing prices on June 8, 2000 or the average closing prices for the 20 trading days ending on such date, as more fully described below. The financial analyses summarized below include information presented in tabular format. In order to fully understand CIBC World Markets' financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of CIBC World Markets' financial analyses.

 Selected Companies Analyses

   Comptek. CIBC World Markets compared financial and stock market information for Comptek and the following seven selected publicly held companies in the small capitalization defense and federal information technology services industries:

                                                     Small Capitalization Federal
      Small Capitalization Defense Companies   Information Technology Services Companies
      --------------------------------------   -----------------------------------------
     . Applied Signal Technology, Inc.          . BTG, Inc.
     . EDO Corporation                          . CACI International Inc
     . DRS Technologies, Inc.
     . Elbit Systems Ltd.
     . FLIR Systems, Inc.

   CIBC World Markets reviewed enterprise values, calculated as equity market value, plus straight debt, minority interest, straight preferred stock and all out-of-the-money convertibles, less investments in unconsolidated affiliates and cash, as multiples of latest 12 months and estimated calendar year 2000 revenues, earnings before interest and taxes, commonly referred to as EBIT, and earnings before interest, taxes, depreciation and amortization, commonly referred to as EBITDA. CIBC World Markets also reviewed equity market values as multiples of estimated calendar years 2000 and 2001 earnings per share, commonly referred to as EPS. All multiples were based on closing stock prices on June 8, 2000. Estimated financial data for the selected companies were based on publicly available research analysts' estimates and estimated financial data for Comptek were based on internal estimates of Comptek's management.

   CIBC World Markets then applied a range of selected multiples of latest 12 months and estimated calendar year 2000 revenues, EBIT and EBITDA and estimated calendar years 2000 and 2001 EPS derived from the selected companies to corresponding financial data of Comptek in order to derive an implied equity reference range for Comptek. This analysis indicated the following implied per Share equity reference range for Comptek, as compared to the per Share equity value for Comptek implied by the Exchange Ratio based on the average closing price of Northrop Common Stock for the 20 trading days ended June 8, 2000:

                Implied Equity                   Equity Value for Comptek
          Reference Range for Comptek           Implied by Exchange Ratio
          ---------------------------           -------------------------
            $8.64-$11.30 per Share                   $20.75 per Share

   Northrop. CIBC World Markets also compared financial and stock market information for Northrop and selected companies in the defense industry, which is the industry in which Northrop operates, with particular focus on companies with enterprise values of approximately $1 billion to $12 billion. Based on these characteristics, CIBC World Markets selected the following five publicly traded companies in the defense industry:

  . Alliant Techsystems Inc.

  . General Dynamics Corporation

  . Harris Corporation

  . L-3 Communications Corporation

  . Litton Industries, Inc.

   CIBC World Markets reviewed enterprise values as multiples of latest 12 months and estimated calendar year 2000 revenues, EBIT and EBITDA. CIBC World Markets also reviewed equity market values per share as multiples of estimated calendar years 2000 and 2001 EPS excluding, in the case of Northrop, pension income. All multiples were based on closing stock prices on June 8, 2000. Estimated financial data for the selected companies and Northrop were based on publicly available research analysts' estimates.

   CIBC World Markets then applied a range of selected multiples of latest 12 months and estimated calendar year 2000 revenues, EBIT, EBITDA and estimated calendar years 2000 and 2001 EPS derived from the selected companies to corresponding financial data of Northrop in order to derive an implied equity reference range for Northrop. This analysis indicated the following implied per share equity reference range for Northrop, as compared to the closing price of Northrop Common Stock on June 8, 2000:

                 Implied Equity                 Closing Price of Northrop
          Reference Range for Northrop         Common Stock on June 8, 2000
          ----------------------------         ----------------------------
            $66.43-$86.06 per share                  $77.63 per share

 Precedent Transactions Analysis

   CIBC World Markets reviewed the purchase prices and implied transaction multiples in the following 43 selected transactions in the defense electronics and federal information technology services industries:

   Defense Electronics Transactions

              Acquiror                                           Target
              --------                                           ------
 . DRS Technologies                   NAI Technologies

 . EDO Corporation                    AIL Technologies, Inc.

 . Elbit Systems Ltd.                 Elop Electro-Optics Industries Ltd.

 . GEC-Marconi Systems Corporation    Hazeltine Corporation

 . General Dynamics Corporation       Computing Devices International

 . General Dynamics Corporation       GTE Government Systems Corporation

 . General Dynamics Corporation       Lucent Technologies Inc. (Advanced Technology Systems Division)

 . ITT Industries, Inc.               Kaman Sciences Corporation

 . ITT Industries, Inc.               Stanford Telecommunications, Inc. (Defense Division)

 . L-3 Communications Corporation     AlliedSignal, Inc. (Ocean Systems Division)

 . L-3 Communications Corporation     Aydin Corporation

 . L-3 Communications Corporation     ILEX Systems

 . L-3 Communications Corporation     Interstate Electronics Corporation

 . L-3 Communications Corporation     Microdyne Corporation

 . L-3 Communications Corporation     SPD Technologies, Inc.

 . Litton Industries, Inc.            Denro Inc.

 . Marconi North America, Inc.        Watkins-Johnson Company (Telecommunications Division)

 . Mentmore Holdings Corporation      Watkins-Johnson Company (Defense Division)

 . Northrop                           California Microwave, Inc.

 . Raytheon Company                   E-Systems, Inc.

 . Tracor, Inc.                       AEL Industries, Inc.

   Federal Information Technology Services Transactions

          Acquiror                                 Target
          --------                                 ------
 .  Affiliated Computer
   Services, Inc.             Computer Data Systems, Inc.

 .  Anteon Corporation         Analysis & Technology, Inc.

 .  Anteon Corporation         Techmatics, Inc.

 .  AT&T Corporation           GRC International, Inc.

 .  CACI International Inc     Government Systems, Inc.

 .  CACI International Inc     QuesTech, Inc.

 .  Computer Data Systems,
   Inc.                       Analytical Systems Engineering Corporation

 .  Computer Sciences
   Corporation                Nichols Research Corporation

 .  General Electric plc       Tracor, Inc.

 .  Getronics NV               Wang Laboratories, Inc.

 .  Litton Industries, Inc.    PRC Inc.

 .  Litton Industries, Inc.    TASC, Inc.

 .  Northrop                   Logicon, Inc.

 .  Science Applications
   International Corporation  The Boeing Company (Information Systems Division)

 .  The Carlyle Group          EG&G Technical Services, Inc.

 .  The Titan Corporation      Advanced Communication Systems, Inc.

 .  The Titan Corporation      AverStar, Inc.

 .  TRW Inc.                   BDM International, Inc.

 .  Veridian Corporation       ERIM International, Inc.

 .  Veridian Corporation       MRJ Group, Inc.

 .  Veridian Corporation       Trident Data Systems, Inc.

 .  Wang Global                I-NET Inc.

   CIBC World Markets reviewed enterprise values in the selected transactions as multiples of latest 12 months revenues, EBIT and EBITDA, and equity purchase prices as a multiple of latest 12 months net income. CIBC World Markets also reviewed the premiums paid in the selected transactions. All multiples and premiums were based on publicly available information at the time of announcement of the relevant transaction. In order to derive an implied equity reference range for Comptek, CIBC World Markets then applied a range of selected multiples of latest 12 months revenue, EBIT, EBITDA and net income derived from the selected transactions to corresponding financial data of Comptek and a range of selected premiums derived from the selected transactions to the closing price of Comptek Common Stock on November 17, 1999, which is the date one day prior to Comptek's announcement of its engagement of CIBC World Markets to assist Comptek in exploring strategic alternatives. This analysis indicated the following implied per Share equity reference range for Comptek, as compared to the per Share equity value for Comptek implied by the Exchange Ratio based on the average closing price of Northrop Common Stock for the 20 trading days ended June 8, 2000:

                Implied Equity                   Equity Value for Comptek
          Reference Range for Comptek           Implied by Exchange Ratio
          ---------------------------           -------------------------
            $14.85-$18.56 per Share                  $20.75 per Share

 Discounted Cash Flow Analyses

   Comptek. CIBC World Markets performed a discounted cash flow analysis of Comptek to estimate the present value of the unleveraged, after-tax free cash flows that Comptek could generate for fiscal years 2001 through 2005, based on internal estimates of Comptek's management. CIBC World Markets calculated a range of estimated terminal values by applying to Comptek's projected fiscal year 2005 EBITDA multiples ranging from 6.0x to 7.0x, which range was calculated taking into consideration the EBITDA trading multiples of selected companies in the small capitalization defense and federal information technology services industries. The present value of the cash flows and terminal values were calculated using discount rates ranging from 12.0% to 14.0%, which range was calculated taking into consideration the weighted average cost of capital of selected companies in the small capitalization defense and federal information technology services industries. This analysis indicated the following implied per Share equity reference range for Comptek, as compared to the per Share equity value for Comptek implied by the Exchange Ratio based on the average closing price of Northrop Common Stock for the 20 trading days ended June 8, 2000:

                Implied Equity                   Equity Value for Comptek
          Reference Range for Comptek           Implied by Exchange Ratio
          ---------------------------           -------------------------
            $14.53-$18.57 per Share                  $20.75 per Share

   Northrop. CIBC World Markets also performed a discounted cash flow analysis of Northrop to estimate the present value of the unleveraged, after-tax free cash flows that Northrop could generate for fiscal years 2000 through 2004, based on publicly available research analysts' estimates. CIBC World Markets calculated a range of estimated terminal values by applying to Northrop's projected fiscal year 2004 EBITDA multiples ranging from 7.5x to 8.5x, which range was calculated taking into consideration the EBITDA trading multiples of selected companies in the defense industry. The present value of the cash flows and terminal values were calculated using discount rates ranging from 11.0% to 13.0%, which range was calculated taking into consideration the weighted average cost of capital of selected companies in the defense industry. This analysis indicated the following implied per share equity reference range for Northrop, as compared to the closing price of Northrop Common Stock on June 8, 2000:

                Implied Equity                  Closing Price of Northrop
         Reference Range for Northrop          Common Stock on June 8, 2000
         ----------------------------          ----------------------------
           $81.66-$103.47 per share                  $77.63 per share

 Leveraged Buyout Analysis

   CIBC World Markets derived an implied equity reference range for Comptek by performing a leveraged buyout analysis based on internal estimates of Comptek's management and assuming a range of required rates of return to a financial buyer of 25% to 30% and a range of EBITDA terminal multiples of 6.5x to 7.5x, which range was calculated taking into consideration the EBITDA trading multiples of selected companies in the small capitalization defense and federal information technology service industries. This analysis indicated the following implied equity reference range for Comptek, as compared to the equity value for Comptek implied by the Exchange Ratio based on the closing price of Northrop Common Stock on June 8, 2000:

                Implied Equity                   Equity Value for Comptek
          Reference Range for Comptek           Implied by Exchange Ratio
          ---------------------------           -------------------------
            $12.00-$14.00 per Share                  $20.75 per Share

 Exchange Ratio Analyses

   Implied Exchange Ratio Analysis. CIBC World Markets calculated implied exchange ratio reference ranges by dividing the results derived for Comptek from the "Selected Companies Analyses," "Precedent Transaction Analysis," "Discounted Cash Flow Analyses" and "Leveraged Buyout Analysis" described above by the average of the results derived for Northrop from the "Selected Companies Analyses" and "Discounted Cash Flow Analyses" described above. CIBC World Markets then compared these implied ranges to the Exchange Ratio. This analysis indicated the following approximate implied exchange ratio reference ranges, as compared to the Exchange Ratio in the Offer and the Merger of 0.2686x based on the average closing price of Northrop Common Stock for the 20 trading days ended June 8, 2000:

                                                    Implied Exchange Ratio Range
                                                    ----------------------------
       Selected Companies Analyses.................       0.0912x-0.1526x
       Precedent Transaction Analysis..............       0.1567x-0.2506x
       Discounted Cash Flow Analyses...............       0.1533x-0.2508x
       Leveraged Buyout Analysis...................       0.1266x-0.1891x

   Historical Exchange Ratio Analysis. CIBC World Markets performed an historical exchange ratio analysis comparing the closing prices for Comptek Common Stock and Northrop Common Stock on June 8, 2000, and the average daily closing prices of Comptek Common Stock and Northrop Common Stock for the one month, two months, three months and six months preceding June 8, 2000. This analysis yielded an implied exchange ratio range of 0.2113x to 0.2539x, as compared to the Exchange Ratio in the Offer and the Merger of 0.2686x based on the average closing price of Northrop Common Stock for the 20 trading days ended June 8, 2000, as indicated below:

       Period                                             Implied Exchange Ratio
       ------                                             ----------------------
       June 8, 2000......................................        0.2222x
       One month average.................................        0.2113x
       Two months average................................        0.2203x
       Three months average..............................        0.2464x
       Six months average................................        0.2539x

   Other Factors. In rendering its opinion, CIBC World Markets also reviewed and considered other factors, including:

  . research analysts' reports on Northrop prepared by Credit Suisse First
    Boston Corporation, Donaldson, Lufkin & Jenrette, Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley Dean Witter & Co., Salomon Smith Barney Inc. and SG Cowen Securities Corporation, including targeted stock prices, earnings per share estimates for 2000 and 2001 and investment recommendations of those analysts, with particular focus on the targeted stock prices for Northrop Common Stock of those analysts of $75.00 to $95.00 per share;

  . the 52-week historical trading ranges for Comptek Common Stock and Northrop Common Stock;

  . the relationship between movements in Comptek Common Stock, movements in the common stock of selected defense companies and information technology companies, and movements in the S&P 500 Index; and

  . potential pro forma effect of the Offer and the Merger on Northrop's EPS for estimated calendar years 2000 through 2003, based on, in the case of Comptek, internal estimates of Comptek's management and, in the case of Northrop, publicly available research analysts' estimates.

   (c) Intent To Tender.

   To Comptek's knowledge, after reasonable inquiry and in view of the obligations under the Tender Agreement, all executive officers, directors, affiliates and subsidiaries of Comptek will tender pursuant to the Offer all Shares held of record or beneficially owned by them (other than options to acquire Shares).

Item 9. Exhibits.

   Item 9 of the Schedule 14D-9 is hereby amended by the addition of the following exhibits:

 Exhibit No.                             Description
 -----------                             -----------

 (a)(9) Preliminary Prospectus dated August 18, 2000. Incorporated herein by reference to the prospectus included in Amendment No. 3 to the Registration Statement on Form S-4 of Northrop as originally filed with the SEC on July 6, 2000.

                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 18, 2000

                                          COMPTEK RESEARCH, INC.


                                          By: /s/ Christopher A. Head
                                              ----------------------------------
                                          Christopher A. Head, Esq.
                                          Executive Vice President,
                                          General Counsel and Secretary